The Global Economic & Investment Environment and Strategy

October 2018

Presented by Roger J. Sit
CEO & Chief Investment Officer

Global Economic & Investment Environment and Strategy

I. **Current fundamentals support at least modest 2.5% - 3.5% economic growth in the U.S. and globally over the next couple of years.**

II. **We are positive on the equity market and think there could be continued appreciation in 2018 and 2019. Market volatility however, will likely increase.**

III. **We are in a stock picker's market. Strong fundamentals and quality earnings are needed for stock price appreciation and for sustaining price appreciation.**

IV. **Our equity investment strategy is a diversified "barbell" portfolio that focuses on potential beneficiaries from pro-growth, President Trump themes and less cyclical, largely developed markets focused growth stocks. The "barbell" strategy is appropriate due to the likely "fits and starts" in response to both progress and delays in Washington and global macroeconomic conditions.**

I. Current fundamentals support at least modest 2.5% - 3.5% economic growth in the U.S. and globally over the next couple of years.

- The U.S. is benefiting from pro-growth presidential actions of tax reform, deregulation, repatriation of corporate cash, infrastructure/capital spending and other pro-business policies. These pro-growth actions have been partially offset by reduction in easy monetary policy, trade tariffs, trade war fears, strengthening U.S. dollar, and immigration. The bi-partisan spending deal could help growth in the near term, but would be a drag in the long run.

- Worldwide synchronized economic expansion is also occurring. Euroland growth (while modest) is experiencing expansion in Germany, with respectable growth prospects for the rest of the continent. Japan is improving slightly, helped by very accommodative monetary policy. China growth, while estimated to increase in the 6.0%-6.5% range, is experiencing softness and requiring additional government assistance. Trade tariffs appear to be having some impact. U.K. growth has held up; however, is still very uncertain due to Brexit.

- Inflation globally appears to be rising modestly. This will allow central banks worldwide to move gradually versus aggressively. We think monetary policies outside the U.S. will continue to be favorable. In the U.S., we believe the Federal Reserve will become less accommodative in a systematic, data dependent manner.

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2017A	2018E	2019E	2017-2021 (5 Yr CAGR)	2017A	2018E	2019E	2017-2021 (5 Yr AVG)
Global Economy	**3.1%**	**3.1%**	**3.0%**	**3.0%**	**2.1%**	**2.5%**	**2.4%**	**2.4%**
United States	2.2	2.8	2.7	2.5	2.1	2.7	2.5	2.4
Euro Area	2.5	2.2	2.0	2.1	1.8	1.8	1.8	1.8
United Kingdom	1.7	1.3	1.5	1.5	2.7	2.5	2.1	2.3
Japan	1.7	1.0	1.0	0.9	0.5	1.0	1.0	0.7
Asia Ex Japan	6.2	6.0	5.8	5.9	1.9	2.4	2.5	2.4
Latin America	1.8	1.6	2.3	2.1	6.5	7.4	6.7	6.8

Sources: Bloomberg, Merrill Lynch, Sit Investment Associates, Inc. 10/11/18

World's Major Economies are Growing



Change in Real GDP (%)
8
7
6
5
4
3
2
1
0
2017 2018 2019
CAN
FIN
FRA
DEU
ITA
JPN
KOR
MEX
ESP
GBR
USA
BRA
CHN

Sit Investment Associates

Source: OECD & Sit Investment Associates, Inc. 10/10/18

U.S. Data Solid


Business Confidence
United States
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
CEO Confidence Index (L)
Small Business Optimism (R)
U.S. Election
110
105
100
95
90
85
'13
'14
'15
'16
'17
'18
Source: Chief Executive Magazine, NFIB


ISM Report on Business
United States
65
60
55
50
45
40
35
30
Expansion > 50
PMI Manufacturing
PMI Non-Manufacturing
Contraction < 50
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
Source: Institute of Supply Management


Jobless rate
10%
8
6
4
2
Sept.: 3.7%
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18


Financial Balance Supportive of Continued Consumption Growth
10%
8%
6%
4%
2%
0%
-2%
1952
1957
1962
1967
1972
1977
1982
1987
1992
1997
2002
2007
2012
2017
2022
Household Financial Balance

Source: Chief Executive Magazine, NFIB 9/30/18, Institute of Supply Management, 9/30/18, Investors Business Daily 10/6/18, Evercore ISI 10/10/18

Tax Reconciliation Act of 2017

Corporate Changes

Corporate Rate (Federal)	21%
Worldwide vs. Territorial	Territorial
Capital Expenditures/ Full Expensing	100% Expensing Through 2022 80% in 2023 60% in 2024 40% in 2025 20% in 2026 0% thereafter
Interest Deduction	Limited to 30% of adj. taxable income (~EBITDA through 2021/EBIT after), carryforward of disallowed deduction for 5 years
Net Operating Losses	Capped NOL usage to 80% of taxable income, unlimited/ indefinite carryforward
Corporate AMT	Eliminates
Other	Eliminate most other expenditures, keep R&D credit
International/ Repatriation	Cash and equivalents taxed at 15.5%. Other earnings and profits at 8%
Patent Box (FDII)	13.125% tax earnings from U.S. patents used overseas

Sit Investment Associates

Source: Raymond James 12/12/17 & Bernstein Research LLC 1/16/18

Capital Spending is a Top Priority


U.S. Corporate Capital Expenditures
Nonfinancial, Percent of Total Assets
8%
7%
6%
5%
4%
3%
Average
1970-2000: 6.0%
Average
2002-2017: 4.5%
How will business use $130B in additional cash flow? Increase capex, dividends, buybacks?
1Q18: 4.2%
1968
1978
1988
1998
2008
2018
Data Source: U.S. Federal Reserve


Federal Reserve Composite Capex Plans Index
Capex Plans Index - 3MMA (LHS)
Equipment Spending - Y/Y% (RHS)
40
35
30
25
20
15
10
5
0
25%
20%
15%
10%
5%
0%
-5%
2012
2013
2014
2015
2016
2017
2018
Source: BEA, Regional Federal Reserve Banks


Large caps:
S&P 500 Capex (SAAR)
(Large Caps)
2018:2Q: $719B e
S&P 500 Net
Buybacks (A.R.)
(Large Caps)
2018:2Q: $640B e
+$120B
+$263B
800
700
600
500
400
300
200
100
0
-100
95
97
99
01
03
05
07
09
11
13
15
17
19


Small/mid caps:
S&P 1000 Capex (SAAR)
(Small&Mid Caps)
2018:2Q: $112B e
S&P 1000 Net Buybacks (A.R.)
(Small&Mid Caps)
2018:2Q: $35B e
+$15B
+$21B
125
100
75
50
25
0
-25
-50
95
97
99
01
03
05
07
09
11
13
15
17
19

Sit Investment Associates

Sources: Federal Reserve & Sit Investment Associates, Inc. 7/31/18 & 9/30/18, Cornerstone Macro 10/8/18

Low Productivity Growth in the U.S. Suppressing Growth



5
4
3
2
1
0
-1
-2
Median productivity by decade
Average productivity growth in the 2010s has been 0.4%, the lowest decade average on record
1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 2020
Productivity (QoQ, SAAR, 5yr Avg)

Eurozone Indicators Improving Modestly



Euro Area Purchasing Managers Index
Manufacturing
Services
Record High
Expansion
Contraction
62
60
58
56
54
52
50
48
46
3/16
6/16
9/16
12/16
3/17
6/17
9/17
12/17
3/18
6/18
9/18



Confidence Indicators
Euro Area
Consumer (LHS)
Business (RHS)
10
0
-10
-20
-30
-40
80
40
0
-40
-80
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
Source: Eurostat, ZEW



Unemployment rate (%)
25
20
15
10
5
0
2007 09 11 13 15 17
Spain
Italy
France
EU
Germany



GERMANY BUSINESS EXPECTATIONS (ZEW)
Sep: -10.6
80
60
40
20
0
-20
-40
-60
-80
07 08 09 10 11 12 13 14 15 16 17 18



GERMANY COMPOSITE PMI
Sep: 55.0%
65
60
55
50
45
40
35
07 08 09 10 11 12 13 14 15 16 17 18

Source: Markit, Factset Research Systems, Eurostat, Sit Investment Associates, Inc. 9/30/18, Deutsche Bank Research 10/2018, Financial Times 10/15/18

U.K. Economy Impacted by Brexit



CIPS PMI Manufacturing Sector, PMI Index, NSA - United Kingdom
54.61
58
56
54
52
50
48
10/15
1/16
4/16
7/16
10/16
1/17
4/17
7/17
10/17
1/18
4/18
7/18
10/18



Retail Sales Index, All Retailing Excluding Fuel, Y/Y % (RHS)- United Kingdom
Consumer Survey, GFK Consumer Confidence, Overall, Index (LHS)- United Kingdom
-9.00
3.50
10
5
0
-5
-15
-20
-25
-30
-35
-40
8
6
4
2
0
-2
-4
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18

Negotiating phase

The main areas up for discussion:

- Terms of the transition
- Separation terms
- Future status of Northern Ireland
- Framework for future UK-EU relationship

Deadline Autumn 2018

Ratification phase

- Approval by 72 per cent of member states
- Consent vote by European Parliament
- UK parliament passes bill implementing withdrawal treaty
- Both sides notify that UK remains part of 750 EU international agreements

Deadline UK's exit from EU on March 29 2019

Transition phase

- Formal trade talks begin
- UK seeks to replace 750 EU international deals
- Both sides prepare new immigration/customs/ regulatory systems
- Political accord on partnership agreement and EU parliament approval
- European elections in May 2019

Deadline End of transition period, Dec 31 2020

Beyond

- Provisional application of trade agreement
- Regulatory assessments for equivalence/mutual recognition
- Implementation of phase-in provisions in new partnership
- Ratification of agreement in up to 40 national parliaments
- UK elections by May 5 2022

Japan Improving


Japanese companies are cash rich
% of non-financial stocks that have net-cash balances
55
50
45
40
35
30
25
1995
2000
05
10
15
17
Sources: CLSA; Nomura Institute of Capital Markets Research; Jefferies


Cross-shareholding ratio in Japan
Market value of shares held by listed companies with holdings in other listed companies as % of total
Broadly based cross-shareholding ratio*
Forecast
Cross-shareholding ratio**
22
20
18
16
14
12
10
8
2005
09
11
13
15
17
19
* Listed banks, non-financial companies and insurers
** Listed banks and non-financial companies only


JAPAN TANKAN Large Mfg Cos
2018:3Q: 19
30
20
10
0
-10
-20
-30
-40
-50
-60
92
94
96
98
00
02
04
06
08
10
12
14
16
18


How the Bank of Japan sees the economy in 2018
Annual % change
CPI
Real GDP growth
2.0
1.8
1.6
1.4
1.2
1.0
0.8
2016
17
18


Central banks' balance sheets
As a % of GDP
Bank of Japan
US Federal Reserve
100
80
60
40
20
0
2012
14
16
18
Sources: Bloomberg; BoJ Outlook for Economic Activity and Prices

Source: Financial Times 6/12/18 & 8/1/18, Evercore ISI 10/7/18

China Growth Improving, But Seeing Some Softness


China Real GDP and CPI
Consensus, Y/Y%
Real GDP
CPI
12%
10%
8%
6%
4%
2%
0%
9.5
7.9
7.8
7.3
6.9
6.7
6.9
6.6
6.3
6.0
'11
'12
'13
'14
'15
'16
'17
'18E
'19E
'20E
Source: FactSet


Purchasing Managers Index
China
Manufacturing
Services
Expansion > 50
Contraction < 50
56
54
52
50
48
46
12/15
03/16
06/16
09/16
12/16
03/17
06/17
09/17
12/17
03/18
06/18
09/18
Source: Markit/Caixin


Contributions to growth in real GDP (% points)
Consumption (public and private)
Investment
Net Exports
GDP (%)
15
10
5
0
-5
2000
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17


%y/y
China : Fixed Asset Investment
%y/y
Overall
Manufacturing
Real Estate
Infrastructure
55
45
35
25
15
5
-5
06
07
08
09
10
11
12
13
14
15
16
17
18

Sit Investment Associates

Source: FactSet, Markit/Caixin 9/30/18, Financial Times 6/29/18, Deutsche Bank Research 10/2018

China Is Rebalancing, But There Are Risks


Chinese debt, by sector, as a % of GDP
Non-financial corporates
Financial corporates
Household
Government
300
250
200
150
100
50
0
2007 08 09 10 11 12 13 14 15 16 17


Loosening the Reins
In hopes of stimulating the economy, China reduced the amount of money that banks must keep in reserve.
22%
20
18
16
14
2010 '12 '14 '16 '18
Source: Wind Information
THE WALL STREET JOURNAL.


Off the Books
China's local government debt, by type
25 trillion yuan
Hidden debt
Explicit debt
20
15
10
5
0
'12 '13 '14 '15 '16 '17
Note: 10 trillion yuan = $1.464 trillion
Source: Institute of World Economics and Politics
THE WALL STREET JOURNAL.


China New Bank Loans
3 Mo. Avg. Y/Y% Aug: 32.9%
80
60
40
20
0
-20
-40
11 12 13 14 15 16 17 18 19
Credit
From 0% to 33% y/y.

Sources: The Financial Times 4/4/18, The Wall Street Journal 9/4/18 & 10/8/18, Cornerstone Macro 10/8/18

Emerging Market Debt Levels Becoming a Concern


Performance of EM Currencies vs. U.S. Dollar
Percent Change Since January 2018
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
China renminbi
Brazilian real
Russian rouble
South African rand
Turkish lira
Argentine peso
Jan Feb Mar Apr May Jun Jul Aug Sep Oct
Source: FactSet


Debt in Emerging Market Economies
U.S. Dollar Debt as a Percentage of GDP
100
50
0
Short-term financing needs outstripping reserves
Hungary
Czech Rep.
Hong Kong
Jordan
Poland
Turkey
Kuwait
UAE
Peru
Chile
Malaysia
Columbia
Russia
Mexico
South Africa
Thailand
Israel
Egypt
Brazil
Indonesia
Argentina
Saudi Arabia
S. Korea
Taiwan
Phillippines
India
Oman
Nigeria
Singapore
China
Latin America
Europe
Africa/Middle East
Asia
-100
0
100
200
300
400
Short-term Debt and Current Account Deficit as a Percentage of Reserves


Emerging Markets' U.S Dollar-Denominated Debt
Credit to the Non-Financial Sectors, $ Trillion
5.0
4.0
3.0
2.0
1.0
0.0
11% CAGR
'09 '10 '11 '12 '13 '14 '15 '16 '17
Source: Bank for International Settlements


Pileup
Record amounts of emerging-market debt are set to mature this year and next year.
$2.00 trillion
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
2014 '15 '16 '17 '18 '19
Hasn't matured
Matured
Note: Includes all currencies and debt from governments, financials, and other corporates.
Source: Institute of International Finance

Sit Investment Associates

Source: BIS, FactSet, Sit Investment Associates 10/16/18, Wall Street Journal 6/11/18

Americans Believe Trade Between U.S. and China Is Unfair


Picking Sides
Americans don't trust China on trade, and China is expanding its trade relationships outside the U.S.
Americans' views of fairness of trade policies
Fair
Unfair
Canada
65%
24
EU
56
29
Japan
55
33
Mexico
44
46
China
30
62
China's exports and imports of intermediate and manufactured goods, by region
$1.25 trillion
1.00
0.75
0.50
0.25
0
1993
2000
'10
Asia†
EU
U.S.
Latin America*
*Chile, Brazil and Argentina †Japan, Korea, Taiwan, Indonesia, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam
Sources: Gallup telephone poll of 1,505 adults conducted June 18-24; margin of error: +/-3 percentage points (views); TS Lombard (China's trade)
THE WALL STREET JOURNAL.

Sit Investment Associates

Source: The Wall Street Journal 9/27/18

China's Three Economic Development Regimes

'Strategically Vital Industries' (Dec 06)

ABSOLUTE CONTROL	HEAVYWEIGHTS
• Armaments	• Machinery
• Electric Power	• Autos
• Oil / P'Chem	• Info Tech
• Telecom	• Construction
• Coal	• Iron and Steel
• Aviation	• Non-Ferrous
• Shipping	

donald.straszheim@evercoreisi.com ISI Group

December 2006, SASAC, the State-owned Assets Supervision & Administration Commission, identified 13 key industries. Beijing wanted to create an oligopoly of globally dominant SOEs (listed here).

Beijing identified a top level "Absolute Control", and a second level "Heavyweights."

China's State Council in 2011 identified 7 "Emerging Strategic Industries."

China's 7 Emerging Strategic Industries	
1. Energy Conservation & Environmental Protection	4. High-End Equipment Manufacturing
	5. Renewable & Alternative Energy
2. New Information Technology	6. New Materials
3. Bio-industry	7. New Energy Vehicles

"Made in China 2025" – Beijing's List (2015)

- New generation of information technology
- Advanced computer numerical control machine tools, robots
- Aviation and aerospace equipment
- Marine engineering equipment and high-tech ships
- Advanced rail transportation equipment
- Energy-saving and new energy vehicles
- Power equipment
- New materials
- Biomedicine and advanced medical devices
- Agricultural machinery and equipment

Sit Investment Associates

Source: Evercore ISI 3/23/18

Timeline of Key Tariff Announcements Since March 2018


China offers to buy $70B in U.S. farm and energy goods if U.S. abandons tariffs
Jun 5
U.S. imposes tariffs on $34B in Chinese imports; China reciprocates
Jul 6
USTR suggests China has agreed to "significantly" reduce trade surplus with U.S.
May 20
Canada imposes tariffs on $12.5 in U.S.
Jul 1
China imposes retaliatory tariffs on $3B in U.S. imports
Apr 2
Trump threatens China with tariffs on added $200B
Jun 19
China announces retaliation on $60B of U.S. goods
Sep 18
U.S. and China each threaten to target $50B in imports
Apr 4
Mexico imposes tariffs on $3B in U.S. imports
Jul 5
U.S. revives threat to target $50B in Chinese imports
May 29
U.S. announces 10% tariff on $200B of Chinese exports effective Sept. 24 until year end; to rise to 25% afterward
Sep 17
U.S. announces import tariffs of 25% on steel and 10% on aluminum
Mar 9
EU imposes tariffs on $3.4B in U.S. imports
Jun 22
2018
Mar
Apr
May
Jun
Jul
Aug
Sep
2018

Source: Bloomberg & Sit Investment Associates, Inc. 10/17/18

Tariffs Present a Significant Headwind to China's GDP


Tariffs Could Reduce China's GDP by 150bp
GDP (bps)
Tariffs in Place
$50B
25%
0.2
Tariffs From Sep. 24, 2018
$50B
25%
$200B
10% Tariffs
0.5
Tariffs From Jan. 1, 2019
$250B
25% Tariffs
0.9
Total Tariffs Threatened
$250B
25% Tariffs
$267B
25% Tariffs
1.5
0
100
200
300
400
500
600
Value of Chinese Goods Impacted, US$ Billion
Source: Bloomberg Economics, 9/30/18

Sit Investment Associates

Source: Bloomberg Economics 9/30/18

Impact of Latest Proposed Tariffs on Consumer Goods

Paying the Bill

Consumer goods get hit harder as U.S. levies tariffs on more Chinese imports.

Share of tariffs on Chinese imports

	Intermediate goods	Capital goods	Consumer goods	Others*
1st round $50 billion in tariffs	53%	42	1	5
2nd round $200 billion in tariffs	50%	25	24	1
3rd round* $267 billion in tariffs	15%	44	40	1

*Threatened, but not carried out yet.
Note: Numbers don't equal 100% due to rounding. 'Others' includes transport equipment
Source: USITC via Peterson Institute for International Economics

THE WALL STREET JOURNAL.

Tariffs on U.S. Imports From China & U.S. Exports to China

US tariffs on imports from China



Subject to tariff
Not subject to tariff
$bn
-
50
100
150
200
Computer & electronic product mfg.
Electrical equip, appliance & component…
Miscellaneous mfg.
Machinery mfg.
Apparel mfg.
Furniture and related product mfg.
Fabricated metal product mfg.
Leather and allied product mfg.
Transportation equip mfg.
Chemical mfg.
Plastics and rubber products mfg.
Textile product mills
Nonmetallic mineral product mfg.
Primary metal mfg.
Wood product mfg.
Food mfg.
Paper mfg.
Printing and support activities
Textile mills
Fishing, hunting and trapping
Petroleum and coal products mfg.
Tariffs primarily in computer & electronics, electrical equip. appliance, and machinery manufacturing

China retaliation: tariffs on US exports



Subject to tariff
Not subject to tariff
$bn
-
5
10
15
20
Aerospace Product and Parts Manufacturing
Oilseed and Grain Farming
Motor Vehicle Manufacturing
Semiconductor and Other Electronic…
Oil and Gas Extraction
Other/Unknown
Navigational, Measuring, Electromedical,…
Basic Chemical Manufacturing
Resin, Synthetic Rubber, and Artificial and…
Pharmaceutical and Medicine Manufacturing
Industrial Machinery Manufacturing
Motor Vehicle Parts Manufacturing
Computer and Peripheral Equipment…
Other General Purpose Machinery…
Medical Equipment and Supplies…
Pulp, Paper, and Paperboard Mills
Sawmills and Wood Preservation
Communications Equipment Manufacturing
Animal Slaughtering and Processing
Other Crop Farming

Source: UBS Evidence Lab, US Census Bureau, BEA (Note: these categories are from the April list of tariffs on US goods exported to China.)

Easy Monetary Policies in Place to Spur Growth

Global Central Bank Balance Sheets



BoJ
ECB
Fed
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
600
550
500
450
400
350
300
250
200
150
100
Fed, US$ bn
ECB, € bn
BoJ, ¥tn, rhs
Oct-13
Oct-14
Oct-15
Oct-16
Oct-17
Oct-18
Source: Datastream, Morgan Stanley Research

People's Bank Of China Balance Sheet



40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
People's Bank of China - Balance Sheet (Tr)

People's Bank of England Balance Sheet



700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Bank of England Assets (€ Bn)

Sit Investment Associates

Source: Morgan Stanley Research 10/5/18 & Factset Research Systems 10/11/18

Central Banks Remain Accommodative

Central Bank Rates



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
U.K. U.S. Japan Eurozone China Sweden Switzerland Denmark

China

U.S

U.K

Denmark
Japan
Eurozone
Sweden
Switzerland

Approximately 24% of global GDP has a negative Central Bank interest rate.

(Eurozone, Japan, Switzerland, and Sweden)



Moving Up
The Fed started to raise its rates in December 2015, and a handful of central banks have followed in its footsteps.
Central bank interest-rate targets
8%
6
4
2
0
2016
'17
'18
Mexico
Indonesia
India
U.S.
Canada
U.K.
Source: Factset

U.S. Inflation Has Been Below the Fed's Target for Years



CPI-U, All Items, US City Average, Y/Y, NSA, Percent - United States
CPI-U, All Items Less Food and Energy, US City Average, Y/Y, NSA, Percent - United States
4
3
2
2.00
1
0
-1
-2
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18

Sit Investment Associates

Source: FactSet Research Systems & Sit Investment Associates, Inc. 10/11/18

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Global Consumer Price Index



Consumer Price Index, Y/Y%
Euro Area
4%
3%
2%
1%
0%
-1%
All Items
Ex. Energy &
Unprocessed Food
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
Source: Eurostat



Consumer Price Index, Y/Y%
United Kingdom
6%
5%
4%
3%
2%
1%
0%
-1%
All Items
Ex. Energy &
Seasonal Food
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
Source: UK Office for National Statistics



Consumer Price Index, Y/Y%
Japan
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
All Items
Ex. Fresh Food and Energy
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
Source: Japan Cabinet Office



Consumer Price Index, Y/Y%
China
8%
6%
4%
2%
0%
-2%
-4%
All Items
Non-Food
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
Source: National Bureau of Statistics

Global Wages Inflecting Higher Gradually



Wages and Salaries
%y/y
%y/y
United Kingdom (ls)
United States (ls)
Euro Area (ls)
Japan (rs)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4
2
0
-2
-4
-6
-8
07
08
09
10
11
12
13
14
15
16
17
18

Source: Deutsche Bank Research 9/17/18

U.S. Employment Data Not Yet Suggesting Overheating



Labor Force Participation Rate
67%
66%
65%
64%
63%
62%
61%
60%
0.6%
0.4%
0.2%
0.0%
-0.2%
-0.4%
-0.6%
-0.8%
62.7%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
MoM Change in Participation Rate (%)
Labor Force Participation Rate (%)



Average Hourly Earnings YoY Change (%)
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.9%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Average Hourly Earnings YoY Change (%)



U.S. Unemployment Rate (%)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
7.5%
3.7%
2013
2014
2015
2016
2017
2018
Unemployment Rate (%)
U-6 Underemployment Rate (%)

Sit Investment Associates

Source: Bureau of Labor Statistics & Sit Investment Associates, Inc. 10/11/18

Expected Range of Future Fixed Income Returns

September 30, 2018

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	#NAME?	3.50%	#NAME?	4.00%	#NAME?
Present YTM 2.82%	Most Likely	3.13	#NAME?	3.38	#NAME?	3.00	#NAME?
	Optimistic	1.50	#NAME?	1.50	#NAME?	2.00	#NAME?
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	3.25	#NAME?	3.75	#NAME?	5.00	#NAME?
Present YTM 2.95%	Most Likely	3.25	#NAME?	3.38	#NAME?	4.00	#NAME?
	Optimistic	1.50	#NAME?	1.50	#NAME?	3.00	#NAME?
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	#NAME?	4.00	#NAME?	5.50	#NAME?
Present YTM 3.06%	Most Likely	3.38	#NAME?	3.50	#NAME?	4.50	#NAME?
	Optimistic	2.00	#NAME?	2.00	#NAME?	3.50	#NAME?
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	#NAME?	4.75	#NAME?	6.00	#NAME?
Present YTM 3.21%	Most Likely	3.50	#NAME?	3.75	#NAME?	5.00	#NAME?
	Optimistic	2.25	#NAME?	2.25	#NAME?	4.00	#NAME?

Source: Sit Investment Associates, Inc. 9/30/18

II. We are positive on the equity market and think there could be continued appreciation in 2018 and 2019. Market volatility however, will likely increase.

- The favorable global economic back drop should lead to ongoing corporate earnings growth.
- Equity Valuations are not expensive relative to history. Equity valuations are attractive relative to bonds.
- Markets need economic clarity in order to assess interest rates, corporate revenues and earnings strength. We believe earnings strength is the catalyst to stock price appreciation.
- Market volatility could increase due to:
  - Economic growth concerns as accommodative monetary policies are gradually unwound
  - Worldwide growth and political concerns from President Trump's trade tariffs and potential trade war
  - Reduced growth caused by ballooning budget deficits and increased country debt levels

Current Bull Market the Longest in History



S&P 500 Price Returns During Bull and Bear Markets
500%
400%
300%
200%
100%
0%
-100%
Duration
Total Percent Gain
Annualized Percent
4.1 years
158%
26%
7.1 years
266%
20%
4.1 years
86%
16%
3.6 years
80%
18%
2.1 years
48%
21%
2.6 years
74%
24%
5.0 years
229%
27%
5.0 years
229%
27%
2.6 years
65%
21%
9.5 years
417%
19%
5.0 years
101%
15%
9.6 years
316%
16%
'40
'45
'50
'55
'60
'65
'70
'75
'80
'85
'90
'95
'00
'05
'10
'15
Recession
Average Bull Market Return (+150%)

Sit Investment Associates

Source: Bloomberg & Sit Investment Associates, Inc. 10/16/18

Equity Valuations are Reasonable

Global Prospective PE



28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
Prospective PE
15.5
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18

Source: BofA Merrill Lynch Global Quantitative Strategy, MSCI, IBES

S&P 500 Forward P/E Data Through 9/30/18



S&P 500 Forward P/E
Data through September 30, 2018
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16

Sit Investment Associates

Source: B of A/Merrill Lynch 9/21/18 & Sit Investment Associates, Inc. 9/30/18

Equity Valuations are Attractive Relative to Bonds



Data through September 30, 2018
S&P Earnings
10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16
Note: Operating EPS used to calculate P/E after 12/84



% of Stocks Dividend Yield > 10 Year Yield (500 Largest US Market Cap Cos.)
% of Stocks Dividend Yield > US 10 Yr Yield (Left)
US 10 Yr Yield (Right)
~14% of stocks currently with dividend yield > US 10 Yr yield
60%
50%
40%
30%
20%
10%
0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
'80 '82 '84 '86 '88 '90 '92 '94 '96 '98 '00 '02 '04 '06 '08 '10 '12 '14 '16

Sit Investment Associates

Source: S&P, BLS, Sanford C. Bernstein & Co. LLC, FactSet Research Systems & Sit Investment Associates, Inc. 9/30/18

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Quantitative Easing Has Stimulated the Market Causing Low Volatility



S&P 500
High: 2940.91 Low: 666.79 Chg: 211.09%
S&P 500 - Price
CBOE Volatility Index - Price
50
45
40
35
30
25
20
15
10
3,000
2,500
2,000
1,500
1,000
2809.92
17.62
UK QE1
JAPAN QE
JAPAN QE INCREASE #1
UK QE2
JAPAN QE INCREASE #2
JAPAN QE INCREASE #3
ECB QE1
JAPAN QE INCREASE #4
UK QE3
US QE1 +47%
US QE2 +10%
US Operation Twist +16%
US Operation Twist Extension and QE3 +5%
US QE4 (QE Infinity) +44%
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18

Sit Investment Associates

Source: Factset Research Systems & Sit Investment Associates, Inc. 10/16/18

Stock Market Was Largely Uninterrupted

Start Date	End Date	
11/26/6	6/3/64	131 Days
12/17/6	6/1/65	114 Days
9/2/65	2/23/66	120 Days
1/27/83	6/27/83	105 Days
7/7/93	2/23/94	162 Days
1/26/95	1/9/96	241 Days
11/7/16	2/1/18	311 Days
3/28/18	10/10/1	135 Days

The S&P 500 stock index went 311 days without a total 3% drop[1], its longest period of calm since 1995-1996.

Longest streaks without a 3% pullback since 1960.

1 – S&P 500 decline percentage based off of peak index level over the past 250 days.



Number of Daily 1% Moves in S&P 500
80
70
60
50
40
30
20
10
0
38
73
48
8
40
2014
2015
2016
2017
YTD 2018



Number of Months S&P 500 Monthly Returns were Positive
14
12
10
8
6
4
2
0
7 10 3 1 8 5 4 7 8 9 4 6 8 5 7 8 8 8 8 5 8 8 8 7 10 10 9 9 7 4 6 4 9 9 5 11 7 4 9 7 5 9 10 8 6 7 12 7
1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017

Sit Investment Associates

Source: Factset Research Systems & Sit Investment Associates, Inc. 10/17/18, The Wall Street Journal

Uncertainties Loom Over Central Bank Tightening



Pulling Back
Central-bank asset purchases by percentage of GDP
Federal Reserve
European Central Bank
Bank of Japan
Other
6%
5
4
3
2
1
0
-1
-2
Cumulative total
Forecast
2006
'10
'15
'18
'20
Sources: Haver Analytics; Institute of International Finance
THE WALL STREET JOURNAL.

2018 Election Ratings

U.S. House of Representatives

Democrats only need to pick up 23 seats to control House; strong bias toward Democratic control

Solid Seats		Likely/Lean Seats		Toss Up or Worse	
D - 182	R - 145	D - 10	R - 51	D - 3	R - 44

U.S. Senate

Democrats only need to pick up 2 seats to control Senate; 26 seats held by Democrats up for re-election vs 9 seats held by Republicans; strong bias toward Repulican control

Solid Seats		Likely/Lean Seats		Toss Up or Worse	
D - 14	R - 4	D - 7	R - 1	D - 5	R - 4

Source: The Cook Political Report 9/30/18

Global Debt Challenge to Growth

Total Credit to the Non-Financial Sector, Total
Percent of GDP, Advanced Economies



290
280
270
260
250
240
230
220
'02 '04 '06 '08 '10 '12 '14 '16 '18

Source: Bank for International Settlements

Total Credit to the Non-Financial Sector, Total
Percent of GDP, Emerging Economies



220
200
180
160
140
120
100
'02 '04 '06 '08 '10 '12 '14 '16 '18

Source: Bank for International Settlements



U.S. Total Nonfin Debt
% Nominal GDP 2016:2Q: 251.1%
260
240
220
200
180
160
140
120
100
60 65 70 75 80 85 90 95 00 05 10 15
Average GDP Growth During Economic
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.9
5.3
4.7
4.9
4.3
3.0
2.2
1960/61 1969/72 1974/77 1981/83 1989/93 2000/03 2007/13
Fed Easing Cycles

Source: Bnk for International Settlements & Sit Investment Associates, Inc. 10/16/18 Cornerstone Macro 1/9/17

III. We are in a stock picker's market. Strong fundamentals and quality earnings are needed for stock price appreciation and for sustaining price appreciation.

- The equity markets are shifting from a monetary policy driven market to a company fundamentals driven market.
- Over the last nine years, the markets have increased as a result of multiple expansion in anticipation of an improving economy and increased corporate earnings. We cannot expect stock multiples to expand further.
- High sector and stock correlation - "rising tide lifts all boats" - not likely to continue.
- The second half of 2017 and year-to-date corporate earnings growth have been strong, which has led to further market appreciation based on fundamentals.
- In a stock picker's market, earnings must "materialize." We must find the sectors and companies that can grow earnings and avoid those that cannot. Strong fundamentals and quality earnings are needed for stock price appreciation, sustaining price appreciation, and justifying stock price valuations.
- Sectors and stocks that perform well should broaden beyond the technology and FAANG (Facebook, Amazon, Apple, Netflix, Google) stocks.
- Active management versus passive management should do better. Passive investing has benefited from significant quantitative easing, low interest rates, and lack of market volatility worldwide. Active versus passive investing, historically, has been cyclical. Active management helps protect/limit exposure in more volatile/down markets. It's important to have a diversified portfolio of both styles.

EPS Growth Now Driving Market Appreciation

Price/Earnings Ratio ✖ Earnings = Price

Therefore, for Price to Increase:

- Price/Earnings Ratio Has to Expand and/or
- Earnings Has to Increase

S&P 500 Price Returns, Contribution from EPS and PE



* as of 10/8/2018
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18E
Price Chg Driven by EPS
Price Chg Driven by P/E
S&P 500 Price Change

Sit Investment Associates

Source: Cornerstone Macro & Sit Investment Associates, Inc. 10/8/18

P/E Expansion Drove Market Higher, Now Needs Earnings

(P/E x Earnings = Price)


350.00
300.00
250.00
200.00
150.00
100.00
50.00
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
QE4 (QE Infinity) +44%
Operation Twist Extension and QE3 +5%
QE1 +47 %
QE2 +10 %
Operation Twist +16%
12/08
12/09
12/10
12/11
12/12
12/13
12/14
12/15
12/16
12/17
S&P 500 Price Appreciation
P/E Expansion (RHS)


S&P 500
Quarterly Operating EPS Y/Y Growth
30%
20%
10%
0%
-10%
2%
-1%
-2%
-4%
-7%
-2%
4%
6%
15%
11%
7%
15%
26%
25%
21%
18%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18e
4Q18e

Are consensus estimates too high???

2016 EPS growth: 0.5% (average)

2017 EPS growth: 11.8% (average)

2018 Est. EPS growth: 22.3% (average)

2019 Est. EPS growth: 9.5% (average)

FAANG Stocks Under Pressure in the Fourth Quarter

FAANG (Facebook, Apple, Amazon, Netflix, Google)



FAANG Stocks
S&P 500 Index (ex. FAANG)
250
225
200
175
150
125
100
75
Oct-2015
Oct-2016
Oct-2017
Oct-2018

	YTD thru 6/30			YTD thru 7/31			YTD thru 8/31			YTD thru 9/30			YTD thru 10/17/18		
	Total Return	Contribution to Return	Contribution (%)	Total Return	Contribution to Return	Contribution (%)	Total Return	Contribution to Return	Contribution (%)	Total Return	Contribution to Return	Contribution (%)	Total Return	Contribution to Return	Contribution (%)
S&P 500	2.6%	2.62		16.2%	16.24		9.9%	9.91		17.1%	17.09		6.7%	6.65	
Top 10 Contributors	21.7%	3.07	117%	41.0%	6.39	39%	37.9%	5.67	57%	42.3%	10.18	60%	36.1%	4.9	74%
FAANG Stocks	30.6%	2.07	79%	43.0%	3.77	23%	38.8%	3.71	37%	37.2%	6.29	37%	30.5%	2.79	42%

Sit Investment Associates

Source: Factset Research Systems & Sit Investment Associates, Inc. 10/17/18

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

Bottoms Up EPS Estimates

Bottom EPS Estimates for MSCI Indices


25%
20%
15%
10%
5%
0%
2018E
2019E
World (ex USA)
Emerging Markets
Europe
China
Japan

Source: FactSet, Sit Investment Associates

Bottom EPS Estimates, Consensus

Year-Over-Year Percent Growth


30%
20%
10%
0%
-10%
S&P 500 Index
MSCI World Index (ex. USA)
2013
2014
2015
2016
2017
2018E
2019E

Source: FactSet, Sit Investment Associates

Change in Consensus Operating EPS Growth Estimates

S&P 500 GICS Sector - Factset Estimates

	2018 Growth Est. 11/9/17	2018 Growth Est. Current	Change %	2019 Growth Est. 11/9/17	2019 Growth Est. Current	1Q18 Growth	2Q18 Growth	3Q18 Growth Est.
Energy	24.7%	153.4%	128.7%	-1.4%	30.3%	122.2%	70.7%	138.9%
Materials	21.6%	23.8%	2.1%	10.2%	11.3%	51.9%	48.8%	10.3%
Industrials	10.2%	10.6%	0.3%	9.8%	10.9%	18.8%	5.9%	11.6%
Consumer Discretionary	32.3%	56.3%	23.9%	26.3%	22.5%	31.5%	122.6%	161.2%
Consumer Staples	6.6%	2.4%	-4.2%	5.9%	4.5%	2.0%	3.7%	-0.6%
Health Care	14.4%	15.1%	0.7%	10.1%	7.6%	13.1%	15.3%	5.3%
Financials	-14.7%	15.5%	30.3%	7.3%	7.9%	15.3%	9.1%	-49.8%
Information Technology	15.2%	3.9%	-11.3%	9.5%	10.5%	4.6%	24.1%	10.8%
Communication Services	21.8%	19.5%	-2.3%	14.6%	21.6%	18.4%	12.4%	16.9%
Utilities	7.4%	-2.8%	-10.2%	6.2%	9.1%	0.3%	-17.9%	11.2%
Real Estate	10.4%	11.0%	0.6%	9.1%	7.8%	11.2%	7.1%	11.7%

Sit Investment Associates

Source: Factset Research Systems & Sit Investment Associates, Inc. 10/11/18

P/E Spreads of Largest 1000 U.S. Stocks



Top Quartile minus Bottom Decile
16x
12x
8x
4x
0x
-4x
+1 SD
Avg
-1 SD
* Average and standard deviation
exclude the Tech Bubble
1993
1998
2003
2008
2013
2018

P/E Contraction in Attractive Sections

	NTM P/E (12/31/17)	NTM P/E (10/17/18)	Change in P/E
Integrated Oil	21.0x	13.9x	-7.1x
Pulp & Paper	15.0x	9.0x	-6.0x
Air Freight/Couriers	18.5x	14.4x	-4.2x
Aerospace & Defense	22.5x	18.3x	-4.1x
Investment Banks/Brokers	16.8x	12.8x	-4.0x
Electronic Production Equip.	13.9x	10.2x	-3.7x
Major Telecommunications	13.3x	10.1x	-3.1x
Semiconductors	15.2x	12.3x	-2.9x
Life/Health Insurance	11.0x	8.4x	-2.6x
Managed Health Care	19.3x	17.8x	-1.5x

Source: Factset Research Systems & Sit Investment Associates, Inc. 10/17/18

Active/Passive Performance Trends are Cyclical


There have been 4 distinct alpha cycles since 1990
Median Excess Return vs. Benchmark; Includes Actively Managed, Large Cap, Long-Only, US Funds
Median Excess Return vs. Benchmark
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(2.0)
(4.0)
(6.0)
1.5
3.0
0.1
1.0
0.1
-3.4
-0.1
-3.4
-4.3
-1.2
9.4
3.9
1.3
-0.3
0.5
1.9
-2.0
2.8
0.3
0.8
-1.1
-1.7
-1.1
0.6
-1.8
-0.2
-3.0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
5 consecutive years of positive excess returns
5 consecutive years of underperformance
From 2000-2009 the median active manager outperformed in 8 out of 10 years
The median active manager has underperformed in 6 of the last 7 years

Sit Investment Associates

Source: Goldman Sachs Research April 2017

Global Equity Portfolio Strategy

IV. Our equity investment strategy is a diversified "barbell" portfolio that focuses on potential beneficiaries from pro-growth, President Trump themes and less cyclical, largely developed markets focused growth stocks. The "barbell" strategy is appropriate due to the likely "fits and starts" in response to both progress and delays in Washington and global macroeconomic conditions.

- On the pro-growth, Trump theme side of the "barbell", we focus on beneficiaries from the President's business friendly themes of:
  - Tax Reform – corporate & personal
  - Repatriation of foreign cash
  - Deregulation
  - Infrastructure
- On the less cyclical, growth-stock side of the "barbell," we focus on companies that have more visible potential revenues and earnings. Growth with material exposure in the U.S. and developed international markets. Sectors of focus include:
  - Telecom
  - Technology
  - Defense
  - Consumer non-durables
  - Selective healthcare
- On both sides of the "barbell," all our portfolio companies should possess high-quality characteristics. Quality growth stocks provide a favorable risk/reward profile. They participate in a rising market and retain their value better in a falling market. These quality growth stocks include the following characteristics:
  - Sales & earnings growth
  - Efficient operations with operating margin leverage
  - Free cash flow generation
  - Dominant market share positions
  - Proactive management teams
  - Attractive valuations relative to growth potentials

Components of Sit Investment Associates' "Barbell" Strategy

Overweight

Visible Growth/ Developed Markets-Focused

Non-cyclical, attractive valuation, limited FX risk, govt. policy beneficiaries, low beta, and U.S./developed markets exposure

Overweight

Pro-Cyclical/ Policy Beneficiaries

U.S. exposure, high tax rates, pro-cyclical, high beta, strong balance sheets, limited impact from higher interest rates



Underweight

Slower Growth/ Limited Policy Upside

Below average growth rates, weak balance sheets, currency risk, reliance on imports, low corporate tax rates

What Styles Work Throughout an Economic Cycle



1 Neutral Value vs. Growth,
Overweight Rising Momentum,
High Risk,
Low Quality, and
Small Caps vs. Large Caps
2 Overweight Growth vs. Value,
Rising Momentum,
High Quality,
Low Risk, and
Large Caps vs. Small Caps
1 Boom
2 Slowdown
▲ Positive Economic Growth
▼ Negative Economic Growth
Recession 3
Recovery 4
3 Overweight Value vs. Growth,
High Quality,
Low Risk, and
Large Caps vs. Small Caps
Recession 3
Recovery 4
4 Overweight Value vs. Growth,
Rising Momentum,
Low Quality,
High Risk, and
Small Caps vs. Large Caps

Phase 1: Rising & Accelerating; Phase 2: Rising & Decelerating; Phase 3: Falling & Decelerating; Phase 4: Falling & Accelerating

Sit Investment Associates

Sources: Bank of America/Merrill Lynch & Sit Investment Associates, Inc. 10/12/17

Disclosures

Sit Mutual Funds

The Sit Mutual Funds are a family of 14 no-load mutual funds.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

This presentation should not be considered a recommendation of any particular security or strategy, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.